Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-133210

Subject: IMNR is an “undervalued stock” according to IncreMental Advantage

IncreMental Advantage Initiates Coverage of

The Immune Response Corporation with a price target of

$0.09 per share; Accumulate Rating

IncreMental Advantage, an equity research firm, has initiated coverage of The Immune Response Corporation (OTCBB: IMNR) with an Accumulate rating.

“The current market capitalization is only $13.1 million. It is unusual to find such a company with two novel products in Phase II clinical trials”

“We believe the Company’s clinical programs and valuation justify a market capitalization of

$200 million to $225 million. If we divide market valuation by the total number of shares outstanding at this time (current), the valuation is $0.31 to $0.38 per share. Dividing market capitalization by fully diluted shares outstanding gives a valuation of $0.08 to $0.09 per share

... When the current stock price is compared with the potential from the company’s products, its equity seems almost like a non-expiring option on the trials. We believe these factors make

IMNR an undervalued stock.”

— IncreMental Advantage

     IMNR Research Report

IncreMental Advantage’s research report on The Immune Response Corporation is available at http://www.roiny.com/clients-irc-research.php. For additional information, please email us at imnr@roiny.com or call Mike Dodge at 212-495-0744.

IMNR is an immuno-pharmaceutical Company focused on developing products to treat autoimmune and infectious diseases. The Company’s lead immune-based therapeutic product candidates are NeuroVax™ for the treatment of MS and IR103 for the treatment of HIV/AIDS infection. IncreMental Advantage is a think tank that publishes research on breaking developments on issues ranging from advertising to water utilities, and is highly regarded among institutional investors from all over the world.

IMNR has filed a registration statement (including a prospectus) with the SEC for the resale the shares underlying its March 2006 private placement, consisting of $8 million of convertible notes, and $24 million of short-term warrants, all priced at $0.02 per share, plus certain other shares, can be viewed at http://sec.gov/Archives/edgar/data/817785/000093639206000622/a18840b3e4 24b3.htm. Before you invest, you should read the prospectus in that registration statement and other documents that IMNR has filed with the SEC for more complete information about IMNR and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, IMNR will arrange to send you the prospectus if you request it by calling (760) 431-7080.

IncreMental Advantage was compensated by the Company in the amount of twenty thousand dollars for this report plus reimbursement of expenses incurred in connection with this report’s preparation.

Any information regarding The Immune Response Corporation (“IMNR”) in this communication is neither an offer nor solicitation to buy or sell any securities mentioned. While we believe all sources of information to be factual and reliable, in no way do we represent or guarantee the accuracy thereof, nor the statements made herein. THE READER SHOULD VERIFY ALL CLAIMS AND DO ITS OWN DUE DILIGENCE BEFORE INVESTING IN ANY SECURITIES MENTIONED. ROI Group Associates, Inc. (“ROI”) is the investor relations counsel for IMNR and accepts compensation from the IMNR for this effort, including a monthly cash retainer and restricted stock. Under the terms of its investor relations Service Agreement, ROI has agreed not to sell any of the IMNR restricted stock received as compensation under the Service Agreement during the entire term of its engagement as IMNR’s investor relations counsel pursuant to this Service Agreement. ROI shall be under no obligation to update readers about any restrictions on its trading activities regarding IMNR.